

February 20, 2015

Via E-mail
José García Cantera
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 29, 2014**
> **Form 6-K Furnished May 1, 2014**
> **File No. 001-12518**

Dear Mr. Cantera:

We have reviewed your response letter dated January 23, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K Filed May 1, 2014
Loan Loss Provisions, page 10

1.   Please refer to our prior comment 1. You state that one of the reasons the loan portfolio required an allowance subsequent to the change in control was due to increased delinquency trends. We note in Santander Holdings USA's Form 10-Q for the quarterly period ended March 31, 2014 that delinquent auto loans increased significantly in the 60-89 days past due category and in Santander Holdings USA's Form 10-Q for the quarterly period ended June 30, 2014 and September 30, 2014, auto loans in the 30-59 days past due also increased significantly. Considering that these loans became past due so soon after reconsolidation, please tell us how you determined that the additional impairment losses were not already incurred at the date of change in control. In this regard, please provide your analysis as to how you considered that an adjustment to the provisional fair

value amounts recorded at reconsolidation should not be adjusted. Refer to paragraphs 45 through 49 of IFRS 3.

2. You discuss higher than expected delinquency trends and charge-offs and declining car values as drivers of the need for a subsequent allowance related to these loans. Please tell us how these factors were considered in the original estimate of fair value. In this regard, please discuss the difference between assumed delinquencies and car values at the date of reconsolidation and the subsequent trends you experienced at each quarterly period.

3. Please tell us whether you include the loans acquired upon change of control in the same loan pools as your originated loans or whether you segregate these loans into a separate pool and evaluate historical loss rates separately from loans you originate. Please also address the following:

    - If you do not segregate these loans, please tell us how you determined the loans acquired upon change of control have similar risk characteristics as those you have originated considering that the loans acquired upon change of control have a measurement of loss already contemplated in the carrying value of the loans. Please also tell us whether you apply the loss rates to the net amortized value of the loan, the contractual balance of the loan, or some other amount.

    - If you do segregate these loans, please tell us how you determined the appropriate loss rates to apply given the limited history of performance subsequent to reconsolidation.

You may contact Rebekah Lindsay at (202) 551-3303 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant